





SINO LAND COMPANY LIMITED
信和置業有限公司

2001-2002 Interim Report
二零零一年至二零零二年度中期報告書

Cover 封面：

Ⓐ A. Island Resort 藍灣半島

Ⓑ B. The Fullerton Hotel Singapore 新加坡浮爾頓酒店

Ⓒ C. Park Avenue 柏景灣

SINO LAND COMPANY LIMITED

CHAIRMAN'S STATEMENT

INTERIM RESULTS AND DIVIDEND

The Group's unaudited consolidated turnover and net profit attributable to shareholders for the six months ended 31st December, 2001 was HK$1,233,197,462 and HK$195,529,507 respectively. Earnings per share for the period was 5.08 cents.

The Directors have declared an interim dividend of 2 cents per share payable on 21st May, 2002 to shareholders whose names appear on the Register of Members of the Company on 17th April, 2002.

The interim dividend will be payable in cash but shareholders will be given the option of electing to receive the interim dividend in the form of new shares in lieu of cash in respect of part or all of such dividend. The new shares to be issued pursuant to the scrip dividend scheme are subject to their listing being granted by the Listing Committee of The Stock Exchange of Hong Kong Limited.

A circular containing details of the scrip dividend scheme will be despatched to shareholders together with the form of election for scrip dividend on or about 18th April, 2002. It is expected that the interim dividend warrants and share certificates will be despatched to shareholders on or about 21st May, 2002.

The unaudited interim results have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu.

BUSINESS ACTIVITIES

(1) **Land Bank**

During the six months ended 31st December, 2001, the Group acquired three plots of land mainly for residential development and a 19% interest in a commercial project in Shanghai named Raffles Square. These sites contribute in aggregate approximately 461,257 square feet of attributable gross floor area to the Group. Details of these acquisitions are as follows:

	Location	**Usage**	**Group's Interest**	**Attributable Gross Floor Area**
				(Square feet)
1.	Lot No. 2052 in Demarcation District No. 121, Ping Shan, Yuen Long, New Territories	Residential/ Commercial	100%	72,065
2.	Lot No. 2051 in Demarcation District No. 121, Ping Shan, Yuen Long, New Territories	Residential/ Commercial	100%	107,478
3.	New Kowloon Inland Lot No. 6378 2 and 4 Caldecott Road, Piper's Hill, Kowloon	Residential	33.3%	25,737
4.	Raffles Square, Plot 105 A & B, 228 Xizang Road Central, Huangpu District, Shanghai	Commercial/ Office	19%	255,977
				461,257

As at 31st December, 2001, the Group's land bank, including properties held for sale, properties under development and completed properties, consists of a total gross floor area of approximately 14.8 million square feet and comprises a balanced portfolio of properties: commercial (38%); residential (33%); industrial (15%); car parks (10%); and hotels (4%). Together with the newly acquired sites during the interim period, the Group has a total of 14 projects currently under development in Hong Kong with a total attributable gross floor area of approximately 3.1 million square feet, which are expected to be completed over a 4-year period.

The Group continues to replenish its land bank to optimize its growth potential. On 4th February, 2002, subsequent to the interim period, the Group acquired an additional piece of land in Tuen Mun mainly for residential/commercial development. On completion, it shall provide approximately 358,814 square feet of gross floor area.

(2) Project Completion & Development Activities

In the first half of financial year 2001/2002, the Group completed the following developments with a total attributable gross floor area of approximately 909,149 square feet:

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
1.	Central Park 18 Hoi Ting Road, MTR Olympic Station Site B, Kowloon KIL 11090	Residential	42.5%	466,456
2.	Olympian City 2 MTR Olympic Station Site B, Kowloon KIL 11090	Commercial (Shopping Mall)	42.5%	217,297
3.	Futura Plaza 111-113 How Ming Street, Kwun Tong, Kowloon KTIL 705	Industrial	100%	225,396
				909,149

(3) **Sales Activities**

During the six-month period ended 31st December, 2001, property sales revenue, including share of revenue from associates, was mainly contributed by the sales of residential units in Central Park (Tower 1 – 5 of Olympian City Site B), Park Avenue (Tower 6 – 10 of Olympian City Site B), Island Resort and disposal of existing investment properties including two commercial buildings namely Energy Plaza and Olympian Tower, a residential development – The Hacienda and several retail shops in Sino Centre.

The Group has offered Grand Regentville, Horizon Place and Sky Horizon for sale during the interim period. Market response has been satisfactory with the majority of units being sold within a short period of time. The projects are scheduled for completion between 2002 and 2003. The Group also plans to market Ocean View in Ma On Shan in 2002.

(4) **Rental Activities**

The Group's completed investment portfolio of an approximate 8 million square feet gross floor area comprises a balanced variety of properties: commercial (49%); industrial (22%); car parks (18%); hotels (8%); and residential (3%) accounting for 54% of the Group's total land bank of 14.8 million square feet. During the period under review, the Group's rental portfolio maintained a steady overall occupancy rate. With China's accession to the World Trade Organisation, we are beginning to receive more enquires and are confident that the steady cash flow will underpin our Group's growth.

During the interim period, the Group completed two projects, Olympian City 2 and Futura Plaza. The half million square feet shopping mall Olympian City 2, a landmark in itself, houses more than 200 retail shops and is equipped with state-of-the-art display systems including a large outdoor LED screen and projector screens that deliver non-stop infotainment to customers and visitors.

The gross rental revenue of the Group, including the attributable share of its associates was HK$558 million. On the whole, the highly diversified nature and favourable location of the Group's investment properties have always been the contributing factors to stable recurrent earnings.

(5) **Finance**

With a stable recurrent rental income, coupled with sales revenue from development projects and the disposal of The Hacienda, Energy Plaza and Olympian Tower, the Group's gearing ratio has been maintained at approximately 26%, expressed as a percentage of bank and other borrowings net of cash and bank balance over shareholders' equity. Of the total borrowings, 21% was repayable within one year, 12% repayable between one and two years and 67% repayable between two and five years. As at 31st December, 2001, the Group's total asset value amounted to HK$39 billion. The Group, including the attributable shares of its associates, had cash resources of approximately HK$5,123 million, comprising cash on hand of approximately HK$2,121 million together with committed undrawn facilities of approximately HK$3,002 million. As at 31st December, 2001, the unaudited shareholders' fund and net asset value per share of the Group was HK$27 billion and HK$7.07 respectively.

There was no material change in the foreign currency borrowings and the capital structure of the Group for the interim period ended 31st December, 2001. Foreign exchange exposure is kept at a minimal level. Most of the Group's borrowings are subject to floating interest rates except for certain project loans and the convertible bonds.

As at 31st December, 2001, the Group did not record any material changes in contingent liabilities since the previous financial year ended 30th June, 2001.

(6) **Future Developments**

Property development and investments are the foremost business focus of the Group with the land bank being continuously replenished to optimize earning prospects. During the interim period and in February 2002, new sites with a total attributable gross floor area of about 0.8 million square feet were acquired. As at 31st December, 2001, of the Group's total land bank of approximately 14.8 million square feet; completed investment properties, properties under development for sale, completed properties held for sale and development for investment amounted to approximately 8 million square feet, 4.6 million square feet, 1.4 million square feet and 0.8 million square feet respectively.

The Group is committed to building premium properties and incorporating environmentally friendly concepts and features in its new developments. In January 2002, Sino Estates Management Limited, our wholly-owned subsidiary, received a Gold Award under the category of Green Property Management (Private Housing) and a Certificate of Merit under the category of Green Office in the 2001 Eco-Business Awards. This demonstrates recognition from both the public and commercial sectors for the Group's active participation in environmental protection. We shall continue to promote 'green' living concepts and endeavour to implement professional practices that are in compliance with environmental protection principles in our projects and working environment.

Other than the above mentioned, there was no material change from the information published in the report and accounts for the financial year ended 30th June, 2001.

EMPLOYEE PROGRAMMES

A series of staff benefits such as employee reward programmes and in-house training are being organised for the staff. During the interim period, the Group hosted various internal and external training programmes to maintain their quality attributes, strengthen their professional knowledge and enhance their productivity. Training areas include customer relations, information technology, self-enhancement initiatives and knowledge of environmental protection in respect to office administration, property management and project management. Mandarin language training was offered to all front-line staff to maintain the standard of customer service. Over 1,170 employees participated in training programmes during the interim period and the process is on-going as new courses will be developed continuously to meet corporate and specific career planning needs.

The Group runs a programme to identify employees of outstanding performance and who contribute significantly; recognising them as future leaders while developing their skills to ensure they become role models for fellow colleagues. During the period, 28 employees were nominated and 15 of them received the Outstanding Employee Awards.

PROSPECTS

The global economy has been undergoing an economic transformation and is anticipated to give rise to cyclical economic fluctuations and consolidations.

The economic down cycle we are encountering was triggered by an economic downturn in the United States and the events on September 11th which had an adverse impact on the global economy. However, the impact on Hong Kong, as part of and one of the major trade partners with China, will be mitigated by the domestic economic growth, increasing investment opportunities, rising bilateral flow of capital and development of the financial market in China.

Despite a tough economic environment, there have been indications that market sentiment in the residential property sector has been steadily improving. The reduction of interest rates on 11 separate occasions resulting in rental yield surpassing mortgage rates; favourable government housing subsidies such as that of Home Purchase Loan Scheme; tax allowance on mortgage loan interest; relaxation of restrictions on sale of pre-completed flats; and attractive mortgage terms continue to be the major contributing factors for stable growth in the sector. In the last three years, the Group has replenished its land bank with an additional 3.1 million square feet acquired at fair prices which will provide stable earning prospects in the years ahead. The Directors are confident of the prospects of the Group in the medium to long term.

STAFF AND MANAGEMENT

On behalf of the Board, I would like to take this opportunity to express my appreciation and thanks to all staff for their commitment and contribution. I would also like to express my gratitude to my fellow directors for their support.

Robert Ng Chee Siong
Chairman

Hong Kong, 19th March, 2002

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 31st December, 2001

	Notes	Six months ended 31st December, 2001 (Unaudited) HK$	31st December, 2000 (Unaudited) (As restated) HK$
Turnover	4	**1,233,197,462**	710,924,662
Cost of sales		**(188,502,515)**	(84,997,537)
Direct expenses		**(238,722,498)**	(160,686,225)
		805,972,449	465,240,900
Other income		**18,812,911**	42,650,766
Unrealised holding (loss) gain on trading securities		**(61,689,790)**	3,665,750
Impairment loss on other securities		**(93,107,616)**	—
Loss on disposal of other securities		**(122,047,403)**	—
Administrative expenses		**(184,206,163)**	(167,055,242)
Profit from operations	4&5	**363,734,388**	344,502,174
Finance income	6	**59,913,898**	139,000,134
Finance costs	7	**(290,667,615)**	(336,499,461)
Net finance costs		**(230,753,717)**	(197,499,327)
Share of results of associates		**65,109,309**	88,989,903
Profit on disposal of associates		**30,728,620**	—
Profit before taxation		**228,818,600**	235,992,750
Taxation	8	**(37,507,753)**	(32,444,810)
Profit before minority interests		**191,310,847**	203,547,940
Minority interests		**4,218,660**	(595,274)
Net profit for the period		**195,529,507**	202,952,666
Dividends	9	**76,821,664**	181,495,097
Earnings per share	10		
Basic		**5.08 cents**	5.59 cents
Diluted		**N/A**	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

At 31st December, 2001

	Notes	31st December, 2001 (Unaudited) HK$	30th June, 2001 (Audited) (As restated) HK$
Non-current assets			
Investment properties	*11*	**15,644,337,887**	15,897,178,318
Hotel property		**1,132,935,401**	1,132,935,401
Property, plant and equipment	*12*	**66,169,908**	47,848,461
Interests in associates	*13*	**11,604,379,379**	11,269,781,767
Investments in securities		**861,012,270**	954,512,951
Advances to investee companies		**79,162,149**	81,522,299
Other assets		**300,000**	300,000
Loans receivable	*14*	**323,993,913**	76,625,505
		29,712,290,907	29,460,704,702
Current assets			
Properties under development		**3,853,963,400**	3,610,082,598
Stocks of unsold properties		**303,247,305**	304,457,363
Hotel inventories		**22,622,126**	19,830,630
Investments in securities		**604,271,142**	664,163,025
Amounts due from associates		**1,854,985,445**	2,681,616,184
Accounts and other receivables	*15*	**1,089,516,092**	697,423,143
Sales proceeds held in stakeholders' accounts		**450,814,135**	105,139
Current portion of loans receivable	*14*	**5,029,988**	2,787,496
Restricted bank deposits		**404,221,659**	379,598,772
Time deposits, bank balances and cash		**299,203,538**	276,910,162
		8,887,874,830	8,636,974,512
Current liabilities			
Bank loans and overdrafts		**255,964,000**	788,084,057
Other loans		**295,634,810**	417,007,894
Current portion of long-term bank loans		**310,110,000**	233,200,000
Current portion of convertible bonds		**1,148,308,715**	1,117,630,457
Amounts due to associates		**103,052,484**	39,980,580
Accounts and other payables	*16*	**2,103,090,906**	745,051,393
Taxation payable		**10,496,384**	36,018,536
		4,226,657,299	3,376,972,917
Net current assets		**4,661,217,531**	5,260,001,595
		34,373,508,438	34,720,706,297
Capital and reserves			
Share capital	*17*	**3,862,386,589**	3,860,583,211
Share premium and reserves	*18*	**23,435,286,289**	23,768,581,580
		27,297,672,878	27,629,164,791
Minority interests		**23,035,478**	22,188,838
Non-current liabilities			
Long-term borrowings – due after one year		**6,454,904,036**	6,304,241,814
Advances from associates		**373,501,757**	542,809,950
Advance from a minority shareholder		**224,324,255**	222,227,263
Advances from investee companies		**70,034**	73,641
		7,052,800,082	7,069,352,668
		34,373,508,438	34,720,706,297

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the six months ended 31st December, 2001

	Six months ended	
	31st December, 2001 (Unaudited)	31st December, 2000 (Unaudited) (As restated)
	HK$	*HK$*
Revaluation deficit on investments in securities	**(25,093,184)**	(110,295,942)
Exchange differences arising on translation of operations outside Hong Kong	**5,096,768**	—
Net losses not recognised in the consolidated income statement	**(19,996,416)**	(110,295,942)
Net profit for the period	**195,529,507**	202,952,666
Total recognised gains	**175,533,091**	92,656,724
Prior period adjustments arising for the effects of changes in accounting policies *(note 3)* – increase in retained profits at 1st July, 2000		330,206,913

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31st December, 2001

	Six months ended	
	31st December, 2001 (Unaudited)	31st December, 2000 (Unaudited)
	HK$	*HK$*
Net cash inflow (outflow) from operating activities	**1,027,502,676**	(1,471,367,561)
Net cash outflow from returns on investments and servicing of finance	**(146,972,317)**	(274,749,580)
Net cash outflow for taxation	**(53,536,147)**	(65,117,357)
Net cash outflow from investing activities	**(181,138,532)**	(128,425,599)
Net cash inflow (outflow) before financing	**645,855,680**	(1,939,660,097)
Net cash (outflow) inflow from financing	**(607,091,120)**	402,812,468
Increase (decrease) in cash and cash equivalents	**38,764,560**	(1,536,847,629)
Cash and cash equivalents at beginning of the period	**249,637,207**	1,763,300,000
Effect of foreign exchange rate changes	**10,801,771**	—
Cash and cash equivalents at end of the period	**299,203,538**	226,452,371

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with the Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants.

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2001, except as described below.

In the current period, the Group adopted, for the first time, the following new and revised Statements of Standard Accounting Practice ("SSAP"s) issued by the Hong Kong Society of Accountants and which became effective during the period. Certain comparative figures have been restated to conform with the current period's presentation.

Dividends proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) "Events after the balance sheet date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed in the notes to the financial statements. This change in accounting policy has been applied retrospectively. The effect of this adjustment is summarised in note 3.

Segment reporting

In the current period, the Group has changed the basis of identification of reportable segments to that required by SSAP 26 "Segment reporting". Segment disclosures for the six months ended 31st December, 2000 have been amended so that they are presented on a consistent basis.

Goodwill

In the current period, the Group has adopted SSAP 30 "Business combinations" and has elected to restate goodwill previously eliminated against reserves. Accordingly, the amount of such goodwill has been remeasured in accordance with the requirements of SSAP 30. Accumulated amortisation in respect of goodwill between the date of acquisition of the relevant associate and the date of adoption of SSAP 30 has been recognised retrospectively. Following restatement, goodwill is presented as an asset in the balance sheet. Goodwill is amortised over its estimated useful life on a straight line basis over periods ranging between 5 to 20 years. The effect of these adjustments is summarised in note 3.

3. PRIOR PERIOD ADJUSTMENTS

The financial effect of the adoption of the new and revised accounting policies described in note 2 is summarised below:

	Retained profits *HK$*	**Goodwill reserve** *HK$*
Balance at 1st July, 2000		
As originally stated	6,959,756,314	—
Derecognition of liability for final dividend for the year ended 30th June, 2000	181,495,097	—
Reclassification of goodwill reserve previously written off against retained profits to interests in associates	185,889,768	(185,889,768)
Restatement as an asset of goodwill held in reserves with retrospective recognition of accumulated amortisation	(37,177,952)	185,889,768
As restated	7,289,963,227	—

The effect of these changes in accounting policies on the results for the current and prior periods is as follows:

	6 months ended 31st December, 2001 *HK$*	Year ended 30th June, 2001 *HK$*	6 months ended 31st December, 2000 *HK$*
Amortisation of goodwill	4,647,244	9,294,488	4,647,244

4. SEGMENT INFORMATION

Business segments

Six months ended 31st December, 2001

	Property investment HK$	Property trading HK$	Securities trading and investment HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
REVENUE								
Turnover								
Property rental	386,581,902	12,815,895	145,149	890,117	14,615,922	—	—	415,048,985
Property sales	500,337,000	975,607	—	—	—	—	—	501,312,607
Hotel operation	—	—	—	—	102,079,493	—	—	102,079,493
Management services	24,035,057	—	—	—	—	165,319,749	—	189,354,806
Share investment and dealing	—	—	22,341,132	—	—	—	—	22,341,132
Financing	—	—	—	3,060,439	—	—	—	3,060,439
	910,953,959	13,791,502	22,486,281	3,950,556	116,695,415	165,319,749	—	1,233,197,462
Other revenue	7,592,808	24,095	1,694,864	1,617,686	—	7,883,458	—	18,812,911
Inter-segment sales	—	—	—	—	—	9,156,615	(9,156,615)	—
Total revenue	918,546,767	13,815,597	24,181,145	5,568,242	116,695,415	182,359,822	(9,156,615)	1,252,010,373
SEGMENT RESULT	655,390,988	10,270,551	(259,153,870)	5,568,242	57,100,229	78,764,411	—	547,940,551
Unallocated corporate expenses								(184,206,163)
Profit from operations								363,734,388

Six months ended 31st December, 2000

	Property investment HK$	Property trading HK$	Securities trading and investment HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
REVENUE								
Turnover								
Property rental	401,295,426	12,166,842	224,118	833,100	1,000,908	—	—	415,520,394
Property sales	5,900,000	79,696,200	—	—	—	—	—	85,596,200
Hotel operation	—	—	—	—	6,669,253	—	—	6,669,253
Management services	22,394,886	—	—	—	—	152,550,200	—	174,945,086
Share investment and dealing	—	—	20,366,822	—	—	—	—	20,366,822
Financing	—	—	—	7,826,907	—	—	—	7,826,907
	429,590,312	91,863,042	20,590,940	8,660,007	7,670,161	152,550,200	—	710,924,662
Other revenue	7,512,120	2,381,223	4,247,737	122,371	268,780	28,118,535	—	42,650,766
Inter-segment sales	—	—	—	—	—	5,497,498	(5,497,498)	—
Total revenue	437,102,432	94,244,265	24,838,677	8,782,378	7,938,941	186,166,233	(5,497,498)	753,575,428
SEGMENT RESULT	368,417,895	(2,716,562)	28,313,695	8,775,833	5,352,216	103,414,339	—	511,557,416
Unallocated corporate expenses								(167,055,242)
Profit from operations								344,502,174

4. SEGMENT INFORMATION *(continued)*

Geographical segments

Six months ended 31st December, 2001

	Hong Kong	Singapore	Consolidated
	HK$	*HK$*	*HK$*
REVENUE			
External sales	1,135,314,958	116,695,415	1,252,010,373
SEGMENT RESULT	490,840,322	57,100,229	547,940,551
Unallocated corporate expenses			(184,206,163)
Profit from operations			363,734,388

Six months ended 31st December, 2000

	Hong Kong	Singapore	Consolidated
	HK$	*HK$*	*HK$*
REVENUE			
External sales	745,636,487	7,938,941	753,575,428
SEGMENT RESULT	506,205,200	5,352,216	511,557,416
Unallocated corporate expenses			(167,055,242)
Profit from operations			344,502,174

5. PROFIT FROM OPERATIONS

	Six months ended	
	31st December, 2001	31st December, 2000
	HK$	*HK$*
Profit from operations has been arrived at after charging:		
Depreciation	**6,847,303**	3,695,665
Amortisation of goodwill	**4,647,244**	4,647,244

6. FINANCE INCOME

	Six months ended	
	31st December, 2001	31st December, 2000
	HK$	*HK$*
Interest income on		
– advances to associates	**44,377,528**	96,812,923
– advances to investee companies	**3,537,410**	3,980,474
– bank deposits	**11,998,960**	38,206,737
	59,913,898	139,000,134

7. FINANCE COSTS

	Six months ended	
	31st December, 2001	31st December, 2000
	HK$	*HK$*
Interests on borrowings, net of amounts capitalised to properties under development	**244,464,424**	270,607,040
Provision for premium on redemption of convertible bonds	**27,630,227**	48,104,689
Amortisation of issue costs of convertible bonds	**3,048,030**	7,695,709
Loan facility arrangement fees and finance charges	**15,524,934**	10,092,023
	290,667,615	336,499,461

8. TAXATION

	Six months ended	
	31st December, 2001	31st December, 2000
	HK$	*HK$*
Hong Kong Profits Tax:		
Taxation attributable to the Company and its subsidiaries	**28,013,995**	27,700,898
Share of taxation attributable to associates	**9,493,758**	4,743,912
	37,507,753	32,444,810

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profits for both periods.

9. DIVIDENDS

	Six months ended 31st December, 2001 HK$	31st December, 2000 HK$
Final dividend for the year ended 30th June, 2001 of HK2 cents *(year ended 30th June, 2000 of HK5 cents)* with a scrip dividend option per share	**76,821,664**	181,495,097

The Directors have determined that an interim dividend for the period of HK2 cents *(six months ended 31st December, 2000: HK2 cents)* per share would be paid to the shareholders of the Company whose names appear in the Register of Members on 17th April, 2002.

10. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the net profit for the period of HK$195,529,507 *(six months ended 31st December, 2000: HK$202,952,666 as restated)* and on the weighted average of 3,852,541,638 *(six months ended 31st December, 2000: 3,632,736,121)* ordinary shares in issue throughout the period.

No diluted earnings per share amount has been compiled and presented for both periods as the effect of the assumed conversion of the Company's outstanding convertible bonds would result in an increase in net profit per share from operations.

The adjustment to comparative basic earnings per share, arising from the changes in accounting policies shown in note 3 above, is as follows:

	Basic *HK cents*
Reconciliation of basic earnings per share for the six months ended 31st December, 2000	
Reported figure before adjustment	5.71
Adjustment arising from the adoption of SSAP 30	(0.12)
Restated figure	5.59

11. INVESTMENT PROPERTIES

During the period, properties under development were transferred to investment properties amounting to HK$499,028,625.

12. PROPERTY, PLANT AND EQUIPMENT

During the period, additions to property, plant and equipment amounted to HK$25,365,406.

13. INTERESTS IN ASSOCIATES

	31st December, 2001	30th June, 2001 (As restated)
	HK$	*HK$*
Share of net assets	**3,856,728,704**	3,700,870,965
Goodwill	**32,202,144**	139,417,328
	3,888,930,848	3,840,288,293
Advances to associates	**7,715,448,531**	7,429,493,474
	11,604,379,379	11,269,781,767

14. LOANS RECEIVABLE

The Group offers loans to buyers of properties sold by the Group and the repayment of the loans is specified in the respective loan agreements.

15. ACCOUNTS AND OTHER RECEIVABLES

Included in accounts and other receivables are trade receivables of HK$111,160,952 *(30th June, 2001: HK$113,040,533)* comprising mainly of rental receivables which are billed in advance and settlement are expected upon receipt of billings.

The following is an aging analysis of trade receivables at the reporting date:

	31st December, 2001	30th June, 2001
	HK$	*HK$*
0 – 30 days	**45,033,107**	52,240,474
31 – 60 days	**9,853,417**	3,819,254
61 – 90 days	**4,601,334**	5,193,552
Over 90 days	**51,673,094**	51,787,253
	111,160,952	113,040,533

Trade receivables over 90 days amounting to HK$51,673,094 *(30th June, 2001: HK$51,787,253)* are sufficiently covered by rental deposits received from the respective tenants and no provision is required for these receivables under the Group's provision policy.

16. ACCOUNTS AND OTHER PAYABLES

Included in accounts and other payables are trade payables of HK$67,114,823 *(30th June, 2001: HK$60,696,457)*.

The following is an aging analysis of trade payables at the reporting date:

	31st December, 2001 HK$	30th June, 2001 HK$
0 – 30 days	**50,444,084**	45,753,001
31 – 60 days	**7,166,154**	4,037,286
61 – 90 days	**3,371,268**	801,970
Over 90 days	**6,133,317**	10,104,200
	67,114,823	60,696,457

17. SHARE CAPITAL

	Number of ordinary shares of HK$1 each	Nominal value HK$
Authorised:		
At 1st July, 2001 and 31st December, 2001	6,000,000,000	6,000,000,000
Issued and fully paid:		
At 1st July, 2001	3,860,583,211	3,860,583,211
Issued in lieu of cash dividend	21,303,378	21,303,378
Cancellation upon repurchase of own shares	(19,500,000)	(19,500,000)
At 31st December, 2001	**3,862,386,589**	**3,862,386,589**

On 17th December, 2001, the Company issued and allotted a total of 21,303,378 shares of HK$1 each in the Company at an issue price of HK$2.515 each to the shareholders who elected to receive shares in the Company in lieu of cash for the final dividend in respect of financial year ended 30th June, 2001 pursuant to the scrip dividend circular despatched to shareholders on 15th November, 2001. These shares rank pari passu in all respects with the existing shares in issue.

18. SHARE PREMIUM AND RESERVES

	Share premium *HK$*	Investment property revaluation reserve *HK$*	Other security revaluation reserve *HK$*	Capital redemption reserve *HK$*	Exchange reserve *HK$*	Retained profits *HK$*	Total *HK$*
At 1st July, 2000							
As previously stated	8,495,721,378	8,219,225,128	(289,628,303)	99,020,000	—	6,959,756,314	23,484,094,517
Prior period adjustments *(note 3)*	—	—	—	—	—	330,206,913	330,206,913
As restated	8,495,721,378	8,219,225,128	(289,628,303)	99,020,000	—	7,289,963,227	23,814,301,430
Premium on issue of shares upon scrip dividend	127,436,311	—	—	—	—	—	127,436,311
Premium on issue of shares upon private placement	603,000,000	—	—	—	—	—	603,000,000
Shares issue expenses	(14,761,873)	—	—	—	—	—	(14,761,873)
Cancellation upon repurchase of own shares	—	—	—	1,500,000	—	(4,868,553)	(3,368,553)
Surplus (deficit) on revaluation	—	364,072,044	(216,767,062)	—	—	—	147,304,982
Revaluation reserves released on disposal	—	(12,195,631)	—	—	—	—	(12,195,631)
Share of deficit on revaluation of property interest by minority shareholders	—	35,665,732	—	—	—	—	35,665,732
Share of deficit on revaluation of property interests of associates	—	(186,612,555)	—	—	—	—	(186,612,555)
Share of revaluation reserves released on disposal of an associate	—	(77,355,563)	—	—	—	—	(77,355,563)
Share of revaluation reserves released on disposal of property interests of associates	—	(915,178,813)	—	—	—	—	(915,178,813)
Impairment loss charged to income statement	—	—	6,856,943	—	—	—	6,856,943
Exchange rate adjustment	—	—	—	—	10,215,468	—	10,215,468
Net profit for the year	—	—	—	—	—	491,681,822	491,681,822
Dividends paid	—	—	—	—	—	(258,408,120)	(258,408,120)
At 30th June, 2001	9,211,395,816	7,427,620,342	(499,538,422)	100,520,000	10,215,468	7,518,368,376	23,768,581,580
Premium on issue of shares upon scrip dividend	32,274,618	—	—	—	—	—	32,274,618
Shares issue expenses	(30,050)	—	—	—	—	—	(30,050)
Cancellation upon repurchase of own shares	—	—	—	19,500,000	—	(43,838,143)	(24,338,143)
Deficit on revaluation	—	—	(25,093,184)	—	—	—	(25,093,184)
Revaluation reserves released on disposal	—	(578,348,089)	76,055,950	—	—	—	(502,292,139)
Share of revaluation reserves released on disposal of associates	—	(30,728,620)	—	—	—	—	(30,728,620)
Impairment loss charged to income statement	—	—	93,107,616	—	—	—	93,107,616
Exchange rate adjustment	—	—	—	—	5,096,768	—	5,096,768
Net profit for the period	—	—	—	—	—	195,529,507	195,529,507
Dividends paid	—	—	—	—	—	(76,821,664)	(76,821,664)
At 31st December, 2001	**9,243,640,384**	**6,818,543,633**	**(355,468,040)**	**120,020,000**	**15,312,236**	**7,593,238,076**	**23,435,286,289**

19. COMMITMENTS AND CONTINGENT LIABILITIES

At the balance sheet date, the Group had the following commitments and contingent liabilities not provided for in the financial statements:

		31st December, 2001 *HK$*	30th June, 2001 *HK$*
(a)	Commitments for property development expenditure:		
	Authorised but not contracted for	**397,238,555**	418,688,891
	Contracted but not provided for	**503,260,646**	762,904,815
		900,499,201	1,181,593,706
(b)	Guarantees in respect of banking facilities and other liabilities of associates:		
	Utilised	**2,538,979,403**	4,475,680,000
	Not utilised	**896,950,000**	514,950,000
		3,435,929,403	4,990,630,000

(c) At 31st December, 2001 and 30th June, 2001, the Company and a wholly-owned subsidiary are parties to a legal claim and counterclaim in respect of the termination of a sale and purchase agreement dated 19th December, 1996 between the Company and the subsidiary and Hang Lung Development Company Limited and its subsidiary. In the opinion of the Directors, since these claim and counterclaim are being contested, likelihood of the conclusion of the case within a short period of time is remote at the present stage of the legal proceedings. Accordingly, no provision for contingency has been made.

CLOSURE OF REGISTER

The Register of Members will be closed from 11th April, 2002 to 17th April, 2002, both dates inclusive, during which period no transfers of shares will be effected. The record date for the interim dividend is at the close of business on 17th April, 2002.

In order to qualify for the interim dividend, shareholders should ensure all transfers, accompanied by the relevant share certificates, are lodged with the Company's Registrars, Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by not later than 4:00 p.m. on 10th April, 2002.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the interim period, the Company repurchased 19,500,000 ordinary shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$43,838,143, all of these were subsequently cancelled. The nominal value of the cancelled shares of HK$19,500,000 was credited to capital redemption reserve and the aggregate consideration was paid out from the Company's retained profit. Details of the repurchases are as follows:

Month of the repurchases	Total number of the ordinary shares repurchased	Highest price paid per share	Lowest price paid per share	Aggregate consideration
		HK$	*HK$*	*HK$*
August 2001	4,800,000	2.775	2.650	13,085,012
September 2001	6,200,000	2.250	1.950	12,828,808
October 2001	6,500,000	2.225	1.990	13,654,347
November 2001	2,000,000	2.175	2.050	4,269,976
	19,500,000			43,838,143

The purchases were made for the benefit of the shareholders as a whole as they enhance the net asset value and/or earnings per share of the Company.

Apart from the above, neither the Company nor any of its subsidiary companies had purchased, sold, or redeemed any of the listed securities of the Company during the interim period.

DIRECTORS' INTERESTS IN SHARES AND DEBT SECURITIES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at 31st December, 2001, the Directors and their associates held the following interests, which were beneficial unless otherwise stated, in shares and debt securities of the Company and its associated corporations as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"):

(a) **Interests in the Company**

	Number of ordinary shares held				
Name of Director	**Personal interests**	**Family interests**	**Corporate interests**	**Other interests**	**Total interests**
Mr. Robert Ng Chee Siong	112,734	2,411,995	—	—	2,524,729
Mr. Ronald Joseph Arculli, GBS, OBE, JP	1,020,532	—	—	—	1,020,532
Mr. Paul Cheng Ming Fun, JP	58,828	—	—	—	58,828
Mr. Kent Lee Wing Kan	57,259	—	—	—	57,259
Mr. Albert Yeung Pak Hin	14,312	—	—	—	14,312
Mr. Raymond Tong Kwok Tung	—	—	—	—	—
Mr. Robert Lee Chi Hong	—	30,000	—	—	30,000
Mr. Benjamin Lam Yu Yee	—	—	—	—	—
Mr. Ambrose Cheung Wing Sum, JP	—	—	—	—	—

(b) **Interests in associated corporations**

(i) **Holding Company**

Tsim Sha Tsui Properties Limited

	Number of ordinary shares held				
Name of Director	**Personal interests**	**Family interests**	**Corporate interests**	**Other interests**	**Total interests**
Mr. Robert Ng Chee Siong	524,720	—	—	—	524,720
Mr. Ronald Joseph Arculli, GBS, OBE, JP	60,000	—	—	—	60,000
Mr. Paul Cheng Ming Fun, JP	—	—	—	—	—
Mr. Kent Lee Wing Kan	—	—	—	—	—
Mr. Albert Yeung Pak Hin	—	—	—	—	—
Mr. Raymond Tong Kwok Tung	—	—	—	—	—
Mr. Robert Lee Chi Hong	—	—	—	—	—
Mr. Benjamin Lam Yu Yee	—	—	—	—	—
Mr. Ambrose Cheung Wing Sum, JP	—	—	—	—	—

(ii) **Subsidiary Company**

Mr. Robert Ng Chee Siong held non-beneficial interest in one share of HK$1.00 of Sinoland Credit Limited.

(b) **Interests in associated corporations** *(Continued)*

(iii) **Associated Companies**

Mr. Robert Ng Chee Siong held corporate interests in 110 ordinary shares representing 55% of the issued shares of Erleigh Investment Limited, which in turn owned 100% of the issued shares of Murdoch Investments Inc.. Mr. Ng also held corporate interests in 8 ordinary shares representing 40% of the issued shares of Silver Link Investment Limited.

Save as disclosed herein, neither the Directors nor any of their associates had any beneficial and non-beneficial interests in shares or debt securities of the Company or its associated corporations as defined in the SDI Ordinance. Furthermore, none of the Directors or any of their spouses or children under the age of 18 were granted any rights or options to subscribe for shares or debt securities of the Company and its associated corporations.

SUBSTANTIAL SHAREHOLDERS

As at 31st December, 2001, the following shareholders of the Company were interested in 10% or more of the issued share capital of the Company as recorded in the register kept under Section 16(1) of the SDI Ordinance:

Name of Shareholder		**Number of ordinary shares held**	*Notes*
Mr. Ng Teng Fong	("Mr. Ng")	2,056,140,599	1
Tsim Sha Tsui Properties Limited	("TST Properties")	1,972,189,465	1
Mr. Chen Din Hwa	("Mr. Chen")	422,791,068	2
Xing Feng Investments Limited	("Xing Feng")	422,791,068	2
Nice Cheer Investment Limited	("Nice Cheer")	422,791,068	2

Notes:

1. Mr. Ng controlled more than one third of the voting rights of TST Properties and accordingly was deemed to have interests in the 1,972,189,465 shares held by TST Properties that formed part of the share interests of Mr. Ng as disclosed above.

2. Mr. Chen controlled more than one third of the voting rights of Xing Feng which in turn controlled more than one third of the voting rights of Nice Cheer. Accordingly, Mr. Chen was deemed to have interests in the shares held by Xing Feng and Nice Cheer. Hence, the share interests held by Mr. Chen, Xing Feng and Nice Cheer were duplicated.

Save as disclosed herein, no other person is recorded in the register as having an interest in 10% or more of the issued share capital of the Company as at 31st December, 2001.

Financial assistance and guarantees to affiliated companies *(Note)*

In accordance with paragraph 3.10 of Practice Note 19 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company discloses the following statement of indebtedness, capital commitments and contingent liabilities reported by the affiliated companies as at the end of the most recent financial period:

	At 31st December, 2001	At 30th June, 2001
	HK$	*HK$*
The Group's share of total indebtedness of its affiliated companies:		
Bank and other loans	**2,862,809,294**	4,799,509,891
Advances from the Group	**9,570,433,976**	10,111,109,658
	12,433,243,270	14,910,619,549
The Group's share of capital commitments of its affiliated companies:		
Authorised but not contracted for	**—**	25,330,000
Contracted but not provided for	**471,790,389**	594,438,086
	471,790,389	619,768,086
The Group's share of contingent liabilities of its affiliated companies	**Nil**	Nil

Note: "Affiliated companies" mentioned above refers to associates of the Group.

CODE OF BEST PRACTICE

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice, as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The term of office for each Independent Non-Executive Director is the period up to his retirement by rotation and re-election at the Annual General Meeting in accordance with the Company's Articles of Association.

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 19th March, 2002

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

INDEPENDENT REVIEW REPORT
TO THE BOARD OF DIRECTORS OF SINO LAND COMPANY LIMITED

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 6 to 18.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

Review work performed

We conducted our review in accordance with the Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 31st December, 2001.

Deloitte Touche Thomatsu
Certified Public Accountants

Hong Kong, 19th March, 2002

主席報告

中期業績及派息

截至二零零一年十二月三十一日止半年度，集團錄得未經審核之綜合營業額及股東應佔綜合淨利，分別達十二億三千三百一十九萬七千四百六十二港元及一億九千五百五十二萬九千五百零七港元。期內每股盈利為五點零八仙。

董事會宣布派發中期息每股兩仙予於二零零二年四月十七日名列在本公司股東名冊內之股東。該股息將於二零零二年五月二十一日派發。

中期股息將以現金方式派發予股東，惟股東將有權選擇全部或部分收取新發行之股份以代替現金方式收取中期股息。依據此項以股代息計劃所發行之新股，須待香港聯合交易所有限公司上市委員會批准上市買賣，方可作實。

載有關於以股代息計劃詳情之通函及選擇以股代息之表格，將約於二零零二年四月十八日寄予各股東。預計中期股息單及股票將約於二零零二年五月二十一日發給股東。

此未經審核之中期業績經由本公司之核數師，德勤•關黃陳方會計師行審閱。

業務回顧

(一) 土地儲備

截至二零零一年十二月三十一日止半年度，集團購入三幅主要用作住宅發展之土地及位於上海來福士廣場之商業項目（集團擁有百分之十九權益），此為集團帶來應佔總樓面面積合共約四十六萬一千二百五十七平方呎。購入之土地詳情如下：

地點	用途	集團所佔權益	集團所佔樓面面積 (平方呎)
1. 新界元朗屏山丈量約份第121約地段第2052號	住宅／商業	100%	72,065
2. 新界元朗屏山丈量約份第121約地段第2051號	住宅／商業	100%	107,478
3. 九龍琵琶山郝德傑道2及4號新九龍內地段第6378號	住宅	33.3%	25,737
4. 來福士廣場上海黃埔區西藏中路228號105A及B	商業／寫字樓	19%	255,977
			461,257

於二零零一年十二月三十一日，集團擁有土地儲備總樓面面積約一千四百八十萬平方呎，當中包括已完成之出售物業、發展中及已發展完成之物業，各類型物業比例均衡：商業佔百分之三十八，住宅佔百分之三十三，工業佔百分之十五，停車場佔百分之十，以及酒店佔百分之四。連同於期內增購之土地，集團目前在本港共有十四個發展中項目，所佔總樓面面積約三百一十萬平方呎，預期於四年內完成。

集團繼續增添土地儲備以提升其盈利潛能。繼中期年度後，於二零零二年二月四日，集團購入一幅位於屯門住宅及商業之用地。項目興建完成後，將為集團帶來總樓面面積約三十五萬八千八百一十四平方呎。

(二) 發展完成之物業及物業發展狀況

於二零零一至二零零二財政年度之上半年，集團完成以下項目，所佔總樓面面積約九十萬九千一百四十九平方呎：

地點	用途	集團所佔權益	集團所佔樓面面積 *(平方呎)*
1. 帝柏海灣 九龍地鐵奧運站B地盤 海庭道18號 九龍內地段第11090號	住宅	42.5%	466,456
2. 奧海城二期 九龍地鐵奧運站B地盤 九龍內地段第11090號	商業 （購物商場）	42.5%	217,297
3. 富利廣場 九龍觀塘巧明街111至113號 觀塘內地段第705號	工業	100%	225,396
			909,149

(三) 銷售活動

截至二零零一年十二月三十一日止半年度，集團連同應佔聯營公司所錄得的物業銷售收入，主要來自出售帝柏海灣（奧海城B地盤第一至第五座）、柏景灣（奧海城B地盤第六至第十座）及藍灣半島之住宅單位；另出售現有投資物業，包括幸福中心和奧海中心的兩幢商業大樓、海堤花園之住宅項目，及部份信和中心之舖位。

期內，集團以預售形式出售御庭軒、月海灣及海天峰三個發展項目。市場反應理想，大部份單位均於短期間售出。以上項目預計於二零零二年至二零零三年興建完成。集團亦計劃於二零零二年推出位於馬鞍山之海典灣。

(四) 租務活動

集團已完成的投資物業總樓面面積約八百萬平方呎，當中物業類型比例均衡：商業佔百分之四十九，工業佔百分之二十二，停車場佔百分之十八，酒店佔百分之八，住宅佔百分之三。此佔集團一千四百八十萬平方呎的總土地儲備達百分之五十四。期內，集團之租務物業維持穩定出租率。隨著中國加入世界貿易組織，我們接到很多有關租務查詢並且有信心憑著集團穩定的流動現金，將強化集團的發展。

期內，集團完成了兩個項目，分別為奧海城二期及富利廣場。奧海城二期為約五十萬平方呎之購物商場，並擁有超過二百多間零售商舖。商場內裝設螢幕顯示系統，包括大型室外平面顯示器及投射器，以提供不停的資訊娛樂給客戶和訪客。

集團連同所佔聯營公司之總租金收入為五億五千八百萬港元。整體而言，集團的投資物業組合多元化及地點優越，均是維持穩定的經常性收益之主要因素。

(五) 財務

穩定的經常性租金收益，連同銷售發展項目之收入，以及售出海堤花園、幸福中心及奧海中心等項目之收入，令集團的資產負債比率按淨債項與股東權益比率計算，維持約百分之二十六的水平。集團貸款總額其中百分之二十一須在一年內償還，百分之十二須在一至兩年內償還，百分之六十七則須於二至五年內償還。於二零零一年十二月三十一日，集團資產總值為三百九十億港元。此外，集團包括所佔聯營公司擁有現金資源約五十一億二千三百萬港元，其中包括手頭現金約二十一億二千一百萬港元及可動用之未提取信貸額約三十億零二百萬港元。於二零零一年十二月三十一日，集團未經審核之股東權益總額及每股資產淨值分別為二百七十億港元及七點零七港元。

於二零零一年十二月三十一日止半年度，集團在外匯貸款及資本結構上並沒有錄得重大轉變。外匯風險亦維持於低水平。除特定的項目借貸及可換股債券外，集團大部份借貸均以浮息為基礎。

於二零零一年十二月三十一日，集團較上個財政年度二零零一年六月三十日止，沒有錄得任何承擔及或然負債的重大轉變。

(六) **未來發展**

集團之業務主要集中於物業發展及投資方面，並將繼續添置土地，以達至最佳的盈利前景。在中期年度內及二零零二年二月，按應佔樓面面積比例計算而言，集團購進約八十萬平方呎土地。於二零零一年十二月三十一日，在集團所擁有的土地儲備總樓面面積約一千四百八十萬平方呎當中，已完成之投資物業，發展銷售物業，已完成之銷售物業及發展投資物業分別約為八百萬平方呎，四百六十萬平方呎，一百四十萬平方呎及八十萬平方呎。

本集團致力興建優質物業，並為旗下的新發展項目引入環保概念。於二零零二年一月，集團之全資附屬公司 — 信和物業管理有限公司榮獲「2001香港環保企業獎（環保物業管理）金獎」及「2001香港環保企業獎（環保辦公室）優異獎」，此足證集團在環保上積極參與已得到公眾及商界之認同。我們會繼續推行「綠化」生活理念，並致力為旗下發展項目和工作環境貫徹配合環保之專業守則。

除上述事項外，其他資料對比二零零一年六月三十日止之年報並無任何其他重大轉變。

僱員計劃

集團為旗下員工提供一系列員工福利，如僱員獎勵計劃及在職培訓。期間，集團為僱員提供了不同種類的內部及外間培訓課程，以維持高質素、增進其專業知識及提高生產力。訓練範圍包括客戶關係、資訊科技、自我增值，以及有關辦公室行政、物業管理及項目管理方面的環保知識。所有前線僱員均須參與普通話語言訓練，以確保高質素的顧客服務。中期年度期間 ，曾參與培訓課程之僱員超過一千一百七十名。為配合特定的職業發展計劃需求，多項嶄新課程現正籌備中。

與此同時，集團亦舉辦一項甄選及讚揚傑出表現僱員的計劃，以讚揚對集團作出重大貢獻的僱員，從而發掘集團未來領導層，以及繼續栽培他們發展所長，令其成為同僚的典範。期內，集團甄選二十八位員工參加「傑出員工獎」，當中有十五位更脱穎而出獲得獎項。

展望

全球經濟正值轉型，預料將會帶來週期性的經濟波動及誘發企業整固活動。

香港目前面對的經濟低潮，乃由於美國的經濟下調，加上九一一事件深化全球經濟逆轉而引致。儘管如此，中國內地經濟的增長、投資機會的增加、雙邊資金流通與日趨升及中國金融市場之開展，均對作為中國一部份及主要貿易伙伴的香港之影響有所緩和。

縱使本地經濟環境嚴峻，但仍有多項指標顯示住宅物業市場氣氛經已平穩改善。經過十一次息率下調，令租金回報高於按揭利率；特區政府提供有利的房屋津貼如自置居所貸款計劃；按揭利息免税額；放寬樓花預售的規條；以及吸引的按揭條件，皆是地產市場穩健增長的主要因素。過去三年，集團以合理的價錢增添額外三百一十萬平方呎之土地儲備，此將為集團提供穩定的收益前景。董事會對集團的中期及長期發展均信心十足。

員工與管理層

本人謹藉此機會代表董事會，感謝各員工對集團的支持及貢獻，並對董事會同寅的支持，深表謝意。

主席
黃志祥

香港，二零零二年三月十九日

精簡綜合收益表

截至二零零一年十二月三十一日止六個月

	附註	六個月止 二零零一年 十二月三十一日 (未經審核) 港元	六個月止 二零零零年 十二月三十一日 (未經審核) (重列) 港元
營業額	4	**1,233,197,462**	710,924,662
銷售成本		**(188,502,515)**	(84,997,537)
直接費用		**(238,722,498)**	(160,686,225)
		805,972,449	465,240,900
其他收益		**18,812,911**	42,650,766
持有買賣證券投資之未實現（虧損）收益		**(61,689,790)**	3,665,750
其他證券投資減值虧損		**(93,107,616)**	—
出售其他證券投資虧損		**(122,047,403)**	—
行政費用		**(184,206,163)**	(167,055,242)
經營溢利	4&5	**363,734,388**	344,502,174
財務收益	6	**59,913,898**	139,000,134
財務成本	7	**(290,667,615)**	(336,499,461)
財務成本淨額		**(230,753,717)**	(197,499,327)
應佔聯營公司業績		**65,109,309**	88,989,903
出售聯營公司所得之溢利		**30,728,620**	—
除税前溢利		**228,818,600**	235,992,750
税項	8	**(37,507,753)**	(32,444,810)
未計少數股東權益前溢利		**191,310,847**	203,547,940
少數股東權益		**4,218,660**	(595,274)
本期純利		**195,529,507**	202,952,666
股息	9	**76,821,664**	181,495,097
每股盈利	10		
基本		**5.08仙**	5.59仙
攤薄後		**不適用**	不適用

精簡綜合資產負債表

於二零零一年十二月三十一日

	附註	二零零一年十二月三十一日 (未經審核) 港元	二零零一年六月三十日 (經審核) (重列) 港元
非流動資產			
投資物業	11	**15,644,337,887**	15,897,178,318
酒店物業		**1,132,935,401**	1,132,935,401
物業、廠房及設備	12	**66,169,908**	47,848,461
投資聯營公司權益	13	**11,604,379,379**	11,269,781,767
證券投資		**861,012,270**	954,512,951
借予投資公司款項		**79,162,149**	81,522,299
其他資產		**300,000**	300,000
應收貸款	14	**323,993,913**	76,625,505
		29,712,290,907	29,460,704,702
流動資產			
發展中物業		**3,853,963,400**	3,610,082,598
未售樓宇存貨		**303,247,305**	304,457,363
酒店存貨		**22,622,126**	19,830,630
證券投資		**604,271,142**	664,163,025
應收聯營公司款項		**1,854,985,445**	2,681,616,184
應收賬款及其他應收	15	**1,089,516,092**	697,423,143
存於信託人賬戶之售樓款項		**450,814,135**	105,139
應收貸款之本期部份	14	**5,029,988**	2,787,496
有限制銀行存款		**404,221,659**	379,598,772
定期存款、銀行存款及現金		**299,203,538**	276,910,162
		8,887,874,830	8,636,974,512
流動負債			
銀行貸款及透支		**255,964,000**	788,084,057
其他貸款		**295,634,810**	417,007,894
遠期銀行貸款之本期部份		**310,110,000**	233,200,000
可換股債券之本期部份		**1,148,308,715**	1,117,630,457
應付聯營公司款項		**103,052,484**	39,980,580
應付賬款及其他應付	16	**2,103,090,906**	745,051,393
應付税項		**10,496,384**	36,018,536
		4,226,657,299	3,376,972,917
流動資產淨額		**4,661,217,531**	5,260,001,595
		34,373,508,438	34,720,706,297
資本及儲備			
股本	17	**3,862,386,589**	3,860,583,211
股份溢價及儲備	18	**23,435,286,289**	23,768,581,580
		27,297,672,878	27,629,164,791
少數股東權益		**23,035,478**	22,188,838
非流動負債			
遠期借貸 — 一年後到期		**6,454,904,036**	6,304,241,814
聯營公司提供之借款		**373,501,757**	542,809,950
一名少數股東提供之借款		**224,324,255**	222,227,263
投資公司提供之借款		**70,034**	73,641
		7,052,800,082	7,069,352,668
		34,373,508,438	34,720,706,297

精簡綜合已確認損益表

截至二零零一年十二月三十一日止六個月

	六個月止	
	二零零一年 十二月三十一日 (未經審核)	二零零零年 十二月三十一日 (未經審核) (重列)
	港元	*港元*
證券投資之重估虧損	**(25,093,184)**	(110,295,942)
換算香港以外地區業務賬目產生之匯兑差額	**5,096,768**	—
未於綜合收益表內確認之虧損淨額	**(19,996,416)**	(110,295,942)
本期純利	**195,529,507**	202,952,666
已確認收益	**175,533,091**	92,656,724
會計政策變更對前期之影響(*附註3*)		
— 二零零零年七月一日保留溢利增加		330,206,913

精簡綜合現金流動表

截至二零零一年十二月三十一日止六個月

	六個月止	
	二零零一年 十二月三十一日 (未經審核)	二零零零年 十二月三十一日 (未經審核)
	港元	*港元*
經營業務之現金流入(流出)淨額	**1,027,502,676**	(1,471,367,561)
投資回報及融資成本之現金流出淨額	**(146,972,317)**	(274,749,580)
税項之現金流出淨額	**(53,536,147)**	(65,117,357)
投資業務之現金流出淨額	**(181,138,532)**	(128,425,599)
融資前之現金流入(流出)淨額	**645,855,680**	(1,939,660,097)
融資之現金(流出)流入淨額	**(607,091,120)**	402,812,468
現金及現金等值項目增加(減少)	**38,764,560**	(1,536,847,629)
期初之現金及現金等值項目	**249,637,207**	1,763,300,000
匯兑率改變之影響	**10,801,771**	—
期終之現金及現金等值項目	**299,203,538**	226,452,371

1. 編製基準

精簡財務報告書乃遵照香港聯合交易所有限公司證券上市規則附錄十六內可適用之披露規定及會計實務準則第二十五條「中期財務報告」之規定編製。

2. 主要會計政策

本精簡財務報告書乃按過往採用之成本慣例並就重估投資物業及證券投資而作出修訂後編製。

除以下所述外，編製此精簡財務報告書所採納之會計政策與二零零一年六月三十日止年度本集團之財務報告書所採納的均屬一致。

於本期內，本集團首次採納下列於期內起生效由香港會計師公會頒佈之新增及經修訂之會計實務準則。部份比較數字已重列，以符合本期之呈報方式。

在資產負債表日後所擬派或宣派之股息

根據會計實務準則第九條（經修訂）「資產負債表日後事項」，在資產負債表日後所擬派或宣派之股息不再確認為資產負債表日之負債，但會於財務報告書附註內披露。此項會計政策變動已追溯應用。此調整之影響已概括於附註3。

分部報告

於本期內，本集團按會計實務準則第二十六條「分部報告」之要求而更改報告分部之基準，截至二零零零年十二月三十一日止六個月之分部披露已作重列使能達致一致性的基準。

商譽

於本期內，本集團已採納會計實務準則第三十條「業務合併」，並已選擇將過往從儲備撇銷之商譽重列。因此，該商譽之金額已根據會計實務準則第三十條之要求重新衡量。有關於在收購相關聯營公司日與採納會計實務準則第三十條期間之商譽累計攤銷已作出追溯確認。重列後，商譽於資產負債表中列作資產。商譽以直線法按估計可使用年期分5至20年攤銷。此等調整之影響已概括於附註3。

3. 前期調整

因採納附註2所述之新增／經修訂之會計政策而產生之財務影響，摘要如下：

	保留溢利 *港元*	商譽儲備 *港元*
於二零零零年七月一日		
原列	6,959,756,314	—
取消二零零零年六月三十日止年度末期股息負債	181,495,097	—
重列過往於保留溢利撇銷之商譽儲備至投資聯營公司權益	185,889,768	(185,889,768)
重列於儲備中已作出追溯確認累計攤銷之商譽為資產	(37,177,952)	185,889,768
重列	7,289,963,227	—

會計政策之更改對本期及前期結果之影響如下：

	二零零一年 十二月三十一日 止六個月 *港元*	二零零一年 六月三十日 止年度 *港元*	二零零零年 十二月三十一日 止六個月 *港元*
商譽攤銷	4,647,244	9,294,488	4,647,244

4. 分部資料

業務分部

二零零一年十二月三十一日止六個月

	物業投資 *港元*	物業買賣 *港元*	證券買賣及投資 *港元*	財務 *港元*	酒店 *港元*	物業管理及服務 *港元*	抵銷 *港元*	綜合 *港元*
收入								
營業額								
物業租賃	386,581,902	12,815,895	145,149	890,117	14,615,922	—	—	415,048,985
物業銷售	500,337,000	975,607	—	—	—	—	—	501,312,607
酒店經營	—	—	—	—	102,079,493	—	—	102,079,493
管理服務	24,035,057	—	—	—	—	165,319,749	—	189,354,806
股票投資及買賣	—	—	22,341,132	—	—	—	—	22,341,132
財務	—	—	—	3,060,439	—	—	—	3,060,439
	910,953,959	13,791,502	22,486,281	3,950,556	116,695,415	165,319,749	—	1,233,197,462
其他收入	7,592,808	24,095	1,694,864	1,617,686	—	7,883,458	—	18,812,911
內部分部銷售	—	—	—	—	—	9,156,615	(9,156,615)	—
總收入	918,546,767	13,815,597	24,181,145	5,568,242	116,695,415	182,359,822	(9,156,615)	1,252,010,373
分部業績	655,390,988	10,270,551	(259,153,870)	5,568,242	57,100,229	78,764,411	—	547,940,551
未分配企業支出								(184,206,163)
經營溢利								363,734,388

二零零零年十二月三十一日止六個月

	物業投資 *港元*	物業買賣 *港元*	證券買賣及投資 *港元*	財務 *港元*	酒店 *港元*	物業管理及服務 *港元*	抵銷 *港元*	綜合 *港元*
收入								
營業額								
物業租賃	401,295,426	12,166,842	224,118	833,100	1,000,908	—	—	415,520,394
物業銷售	5,900,000	79,696,200	—	—	—	—	—	85,596,200
酒店經營	—	—	—	—	6,669,253	—	—	6,669,253
管理服務	22,394,886	—	—	—	—	152,550,200	—	174,945,086
股票投資及買賣	—	—	20,366,822	—	—	—	—	20,366,822
財務	—	—	—	7,826,907	—	—	—	7,826,907
	429,590,312	91,863,042	20,590,940	8,660,007	7,670,161	152,550,200	—	710,924,662
其他收入	7,512,120	2,381,223	4,247,737	122,371	268,780	28,118,535	—	42,650,766
內部分部銷售	—	—	—	—	—	5,497,498	(5,497,498)	—
總收入	437,102,432	94,244,265	24,838,677	8,782,378	7,938,941	186,166,233	(5,497,498)	753,575,428
分部業績	368,417,895	(2,716,562)	28,313,695	8,775,833	5,352,216	103,414,339	—	511,557,416
未分配企業支出								(167,055,242)
經營溢利								344,502,174

4. 分部資料（續）

地區分部

二零零一年十二月三十一日止六個月

	香港 *港元*	新加坡 *港元*	綜合 *港元*
收入			
外圍銷售	1,135,314,958	116,695,415	1,252,010,373
分部業績	490,840,322	57,100,229	547,940,551
未分配企業支出			(184,206,163)
經營溢利			363,734,388

二零零零年十二月三十一日止六個月

	香港 *港元*	新加坡 *港元*	綜合 *港元*
收入			
外圍銷售	745,636,487	7,938,941	753,575,428
分部業績	506,205,200	5,352,216	511,557,416
未分配企業支出			(167,055,242)
經營溢利			344,502,174

5. 經營溢利

	六個月止 **二零零一年 十二月三十一日** *港元*	 二零零零年 十二月三十一日 *港元*
經營溢利已扣除下列項目：		
折舊	**6,847,303**	3,695,665
商譽攤銷	**4,647,244**	4,647,244

6. 財務收益

	六個月止 二零零一年 十二月三十一日 *港元*	六個月止 二零零零年 十二月三十一日 *港元*
利息收益		
— 借予聯營公司之款項	**44,377,528**	96,812,923
— 借予投資公司之款項	**3,537,410**	3,980,474
— 銀行存款	**11,998,960**	38,206,737
	59,913,898	139,000,134

7. 財務成本

	六個月止 二零零一年 十二月三十一日 *港元*	六個月止 二零零零年 十二月三十一日 *港元*
借貸利息支出，減已撥充發展中物業成本之數額	**244,464,424**	270,607,040
贖回可換股債券之溢價準備	**27,630,227**	48,104,689
攤銷可換股債券之發行成本	**3,048,030**	7,695,709
貸款融資之安排費用及財務開支	**15,524,934**	10,092,023
	290,667,615	336,499,461

8. 稅項

	六個月止 二零零一年 十二月三十一日 *港元*	六個月止 二零零零年 十二月三十一日 *港元*
香港利得稅：		
本公司及附屬公司應佔稅項	**28,013,995**	27,700,898
應佔聯營公司稅項	**9,493,758**	4,743,912
	37,507,753	32,444,810

香港利得稅乃根據期內之估計應課稅溢利按稅率16%計算。

9. 股息

	六個月止	
	二零零一年	二零零零年
	十二月三十一日	十二月三十一日
	港元	*港元*
二零零一年六月三十日止年度末期息每股2港仙 *（二零零零年六月三十日止年度每股5港仙）*：每股附有以股代息認購權	**76,821,664**	181,495,097

董事會宣布派發中期息每股2港仙*（二零零零年十二月三十日止六個月：2港仙）*予於二零零二年四月十七日登記在本公司股東名冊之股東。

10. 每股盈利

每股基本盈利乃根據本期純利195,529,507港元*（二零零零年十二月三十一日止六個月：202,952,666港元重列）*及期內已發行普通股之加權平均數3,852,541,638股*（二零零零年十二月三十一日止六個月：3,632,736,121股）*普通股計算。

行使本公司尚餘之可換股債券將會令經營之每股純利上升，因此，每股攤薄後盈利並無編製及刊出。

由於上文附註3所示之會計政策變更，每股基本盈利之比較數字因而作出以下調整：

	基本
	港仙
截至二零零零年十二月三十一日止六個月之每股基本盈利之對賬	
調整前申報數字	5.71
採納會計實務準則第三十條之調整	(0.12)
重列數字	5.59

11. 投資物業

期內，499,028,625港元之發展中物業轉撥至投資物業。

12. 物業、廠房及設備

期內，新增之物業、廠房及設備為25,365,406港元。

13. 投資聯營公司權益

	二零零一年十二月三十一日 港元	二零零零年六月三十日 (重列) 港元
應佔資產淨值	**3,856,728,704**	3,700,870,965
商譽	**32,202,144**	139,417,328
	3,888,930,848	3,840,288,293
借予聯營公司款項	**7,715,448,531**	7,429,493,474
	11,604,379,379	11,269,781,767

14. 應收貸款

本集團提供貸款予購買本集團物業之買家，還款細則於貸款合約內定明。

15. 應收賬款及其他應收

應收賬款及其他應收包括應收貿易賬款111,160,952港元（*二零零一年六月三十日：113,040,533港元*），此等應收貿易賬款主要為預開發票及預期見票兑付之應收租金。

於報告日之應收貿易賬款之賬齡分析如下：

	二零零一年十二月三十一日 港元	二零零一年六月三十日 港元
0 – 30日	**45,033,107**	52,240,474
31 – 60日	**9,853,417**	3,819,254
61 – 90日	**4,601,334**	5,193,552
超過90日	**51,673,094**	51,787,253
	111,160,952	113,040,533

超過90日之應收貿易賬款為51,673,094港元（*二零零一年六月三十日：51,787,253港元*）足以被所收該等客戶之租金訂金所保障，根據本集團之撥備政策，毋須為該等應收賬款作出撥備。

16. 應付賬款及其他應付

應付賬款及其他應付包括應付貿易賬款67,114,823港元（*二零零一年六月三十日：60,696,457港元*）。

於報告日之應付貿易賬款之賬齡分析如下：

	二零零一年十二月三十一日 *港元*	二零零一年六月三十日 *港元*
0 – 30日	**50,444,084**	45,753,001
31 – 60日	**7,166,154**	4,037,286
61 – 90日	**3,371,268**	801,970
超過90日	**6,133,317**	10,104,200
	67,114,823	60,696,457

17. 股本

	每股面值1港元之普通股股份數目	**面值** *港元*
法定股本：		
於二零零一年七月一日及十二月三十一日	6,000,000,000	6,000,000,000
已發行及繳足股本：		
於二零零一年七月一日	3,860,583,211	3,860,583,211
代替現金股息所發行之股份	21,303,378	21,303,378
購回並註銷股份	(19,500,000)	(19,500,000)
於二零零一年十二月三十一日	**3,862,386,589**	**3,862,386,589**

於二零零一年十二月十七日，本公司根據於二零零一年十一月十五日派發予股東之以股代息通函，按每股2.515港元之基準，合共發行及配發21,303,378股每股面值1港元本公司之股份，予選擇收取新股以代替現金股息之股東，作為二零零一年六月三十日止年度末期息。此等股份與其他已發行股份均享有同等權益。

18. 股份溢價及儲備

	股份溢價 港元	投資物業重估儲備 港元	其他證券重估儲備 港元	資本贖回儲備 港元	匯兑儲備 港元	保留溢利 港元	合計 港元
於二零零零年七月一日							
原列	8,495,721,378	8,219,225,128	(289,628,303)	99,020,000	—	6,959,756,314	23,484,094,517
前期調整（附註3）	—	—	—	—	—	330,206,913	330,206,913
重列	8,495,721,378	8,219,225,128	(289,628,303)	99,020,000	—	7,289,963,227	23,814,301,430
以股代息所發行股份之溢價	127,436,311	—	—	—	—	—	127,436,311
私人配股時所發行股份之溢價	603,000,000	—	—	—	—	—	603,000,000
發行股份費用	(14,761,873)	—	—	—	—	—	(14,761,873)
購回並註銷股份	—	—	—	1,500,000	—	(4,868,553)	(3,368,553)
重估盈餘（虧損）	—	364,072,044	(216,767,062)	—	—	—	147,304,982
出售時撥回之重估儲備	—	(12,195,631)	—	—	—	—	(12,195,631)
少數股東應佔物業權益之重估虧損	—	35,665,732	—	—	—	—	35,665,732
應佔聯營公司物業權益之重估虧損	—	(186,612,555)	—	—	—	—	(186,612,555)
應佔出售聯營公司時撥回之重估儲備	—	(77,355,563)	—	—	—	—	(77,355,563)
應佔出售聯營公司物業權益時撥回之重估儲備	—	(915,178,813)	—	—	—	—	(915,178,813)
於收益表內扣除之減值虧損	—	—	6,856,943	—	—	—	6,856,943
匯兑率調整	—	—	—	—	10,215,468	—	10,215,468
本年度純利	—	—	—	—	—	491,681,822	491,681,822
已派股息	—	—	—	—	—	(258,408,120)	(258,408,120)
於二零零一年六月三十日	9,211,395,816	7,427,620,342	(499,538,422)	100,520,000	10,215,468	7,518,368,376	23,768,581,580
以股代息所發行股份之溢價	32,274,618	—	—	—	—	—	32,274,618
發行股份費用	(30,050)	—	—	—	—	—	(30,050)
購回並註銷股份	—	—	—	19,500,000	—	(43,838,143)	(24,338,143)
重估虧損	—	—	(25,093,184)	—	—	—	(25,093,184)
出售時撥回之重估儲備	—	(578,348,089)	76,055,950	—	—	—	(502,292,139)
應佔出售聯營公司時撥回之重估儲備	—	(30,728,620)	—	—	—	—	(30,728,620)
於收益表內扣除之減值虧損	—	—	93,107,616	—	—	—	93,107,616
匯兑率調整	—	—	—	—	5,096,768	—	5,096,768
本期純利	—	—	—	—	—	195,529,507	195,529,507
已派股息	—	—	—	—	—	(76,821,664)	(76,821,664)
於二零零一年十二月三十一日	**9,243,640,384**	**6,818,543,633**	**(355,468,040)**	**120,020,000**	**15,312,236**	**7,593,238,076**	**23,435,286,289**

19. 承擔及或然負債

於資產負債表結算日，本集團尚未於財務報告書內撥備之承擔及或然負債如下：

	二零零一年十二月三十一日 *港元*	二零零一年六月三十日 *港元*
(a) 物業發展費用之承擔：		
已批准但未簽約	**397,238,555**	418,688,891
已簽約但未撥備	**503,260,646**	762,904,815
	900,499,201	1,181,593,706
(b) 就聯營公司之銀行貸款及其他負債作出之擔保：		
已動用	**2,538,979,403**	4,475,680,000
未動用	**896,950,000**	514,950,000
	3,435,929,403	4,990,630,000

(c) 於二零零一年十二月三十一日及二零零一年六月三十日，本公司及其全資附屬公司為與恒隆有限公司及其附屬公司終止於一九九六年十二月十九日所訂立之買賣合約而進行之法律索償要求及反索償要求之有關一方。董事會認為訴訟雙方就索償要求及反索償要求正在作辯，於現訴訟階段有關案件可在短期內結束之機會不大，因此，並無就或然負債作出撥備。

截止過戶日期

本公司將由二零零二年四月十一日至二零零二年四月十七日，首尾兩天包括在內，暫停辦理股份過戶登記手續。二零零二年四月十七日辦公時間結束時為中期股息之記錄日期。

要取得獲派中期息之資格，各股東最遲須於二零零二年四月十日下午四時正前，將一切過戶文件連同有關股票交回本公司之股票登記處辦理登記手續，地址為香港中環干諾道中111號永安中心5字樓標準證券登記有限公司。

購買、售賣或贖回本公司之上市證券

本中期年度內，本公司以總代價43,838,143港元於香港聯合交易所有限公司購回本公司19,500,000股普通股。該等股份其後已註銷。註銷股份之面值總額19,500,000港元已撥入資本贖回儲備，而代價總額則由本公司之保留溢利支付。購回詳情如下：

購回月份	購回普通股總數	購回每股最高價 *港元*	購回每股最低價 *港元*	總代價 *港元*
二零零一年八月	4,800,000	2.775	2.650	13,085,012
二零零一年九月	6,200,000	2.250	1.950	12,828,808
二零零一年十月	6,500,000	2.225	1.990	13,654,347
二零零一年十一月	2,000,000	2.175	2.050	4,269,976
	19,500,000			43,838,143

購回乃旨在提高本公司之每股資產淨值及╱或盈利，務求在整體上為股東帶來利益。

除以上所列，本公司及各附屬公司在本中期年度內並無購買、售賣或贖回本公司之任何上市證券。

董事所佔本公司及其相聯公司之股份及債務證券權益

於二零零一年十二月三十一日，根據證券（公開權益）條例（「公開權益條例」）第二十九條規定存置之登記冊所記載，本公司董事及其聯繫人士實益持有（除特別聲明外）本公司及其相聯公司之股份及債務證券權益如下：

(甲) 持有本公司之權益

董事姓名	持有之普通股數目 個人權益	家族權益	公司權益	其他權益	合計權益
黃志祥先生	112,734	2,411,995	—	—	2,524,729
夏佳理先生，GBS, OBE, JP	1,020,532	—	—	—	1,020,532
鄭明訓先生，JP	58,828	—	—	—	58,828
李永根先生	57,259	—	—	—	57,259
楊柏軒先生	14,312	—	—	—	14,312
唐國通先生	—	—	—	—	—
李智康先生	—	30,000	—	—	30,000
林裕兒先生	—	—	—	—	—
張永森先生，JP	—	—	—	—	—

(乙) 持有相聯公司之權益

(i) 控股公司

尖沙咀置業集團有限公司

董事姓名	持有之普通股數目 個人權益	家族權益	公司權益	其他權益	合計權益
黃志祥先生	524,720	—	—	—	524,720
夏佳理先生，GBS, OBE, JP	60,000	—	—	—	60,000
鄭明訓先生，JP	—	—	—	—	—
李永根先生	—	—	—	—	—
楊柏軒先生	—	—	—	—	—
唐國通先生	—	—	—	—	—
李智康先生	—	—	—	—	—
林裕兒先生	—	—	—	—	—
張永森先生，JP	—	—	—	—	—

(ii) 附屬公司

黃志祥先生非實益持有信和置業授信有限公司每股面值1.00港元之股份一股。

(乙) **持有相聯公司之權益** *(續)*

(iii) **聯營公司**

黃志祥先生被視為持有Erleigh Investment Limited百分之五十五已發行股份權益，即110股普通股，而Erleigh Investment Limited亦持有Murdoch Investments Inc.百分之一百已發行股份權益。黃先生同時持有銀寧投資有限公司8股普通股，亦即百分之四十已發行股份權益。

除上述披露外，並無任何董事及其聯繫人士按公開權益條例之界定實益及非實益持有本公司或其相聯公司之股份及債務證券之權益。此外，董事或其配偶或十八歲以下之子女亦無獲授可認購本公司及其相聯公司之股份或債務證券之任何權利或購股權。

主要股東

於二零零一年十二月三十一日，根據公開權益條例第十六(一)條存置之登記冊所記載，下列股東持有本公司已發行股本中百分之十或以上權益：

股東姓名		**持有之普通股數目**	*附註*
黃廷方先生	(「黃先生」)	2,056,140,599	1
尖沙咀置業集團有限公司	(「尖沙咀置業」)	1,972,189,465	1
陳廷驊先生	(「陳先生」)	422,791,068	2
Xing Feng Investments Limited	(「Xing Feng」)	422,791,068	2
興智投資有限公司	(「興智」)	422,791,068	2

註：

1. 黃先生持有尖沙咀置業超過三分一之投票權，因此，黃先生被視為於尖沙咀置業所持有之本公司股份1,972,189,465股中擁有權益。且該股份權益已納入上述披露之黃先生股份權益中。

2. 陳先生持有Xing Feng超過三分一之投票權，而Xing Feng持有興智超過三分一之投票權。因此，陳先生被視為於Xing Feng及興智所持有本公司股份中擁有權益，故此，陳先生、Xing Feng及興智所持有之股份權益是重覆的。

除上述披露外，於二零零一年十二月三十一日，並無其他人士於本公司存置之登記冊內，登記持有本公司已發行股本百分之十或以上之權益。

給予聯屬公司財務資助及擔保（*附註*）

本公司根據香港聯合交易所有限公司證券上市規則之第19項應用指引第3.10段披露以下關於聯屬公司所呈報之最近財政期間終結時債務、資本承擔及或然負債之摘要資料：

	於 二零零一年 十二月三十一日 *港元*	於 二零零一年 六月三十日 *港元*
集團應佔其聯屬公司之所有債務：		
銀行及其他貸款	**2,862,809,294**	4,799,509,891
本集團提供之借款	**9,570,433,976**	10,111,109,658
	12,433,243,270	14,910,619,549
集團應佔其聯屬公司之資本承擔：		
已批准但未簽約	**—**	25,330,000
已簽約但未撥備	**471,790,389**	594,438,086
	471,790,389	619,768,086
集團應佔其聯屬公司之或然負債	**無**	無

附註：上述之「聯屬公司」指集團之聯營公司

最佳應用守則

在現時或在中期報告之會計期間內，董事並無察覺任何資料顯示本公司不遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。

獨立非執行董事之任期乃根據本公司之組織章程細則之規定，按序於股東週年大會上輪值告退及膺選連任。

承董事會命
秘書
葉世光

香港，二零零二年三月十九日

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致信和置業有限公司董事會之獨立審閱報告

引言

我們受　貴公司委託審閱於第六頁至十八頁的中期財務報告。

董事的責任

香港聯合交易所有限公司證券上市規則規定，中期財務報告須按照香港會計師公會頒佈的會計實務準則第二十五條「中期財務報告」及其他有關規定編製。編製中期財務報告是董事的責任，並已由他們審批。

審閱工作

我們的審閱工作是按照香港會計師公會頒佈的核數準則第七零零條「審閱中期財務報告」（「核數準則第七零零條」）進行的。審閱範圍主要包括對集團管理層作出查詢及運用分析性程序對中期財務報告作出分析，並據此評估所採用的會計政策及列報形式是否一致及貫徹地運用（除非已在中期財務報告內另作披露）。審閱工作並不包括審計程序（如測試內部監控系統和核實資產、負債及交易活動）。由於審閱的工作範圍比審計工作少很多，因此只能提供較審計工作為低的確定程度。所以，我們不會對中期財務報告作出審計意見。

審閱結論

根據我們審閱（並不構成審計工作）的結果，我們並不察覺須對截至二零零一年十二月三十一日止六個月的中期財務報告作出任何重大的修改。

德勤 • 關黃陳方會計師行
執業會計師

香港，二零零二年三月十九日